Exhibit 99.2

TRILLION ENERGY ANNOUNCES FLOW TEST RESULTS FOR AKCAKOCA-3 WELL

Akcakoca-3 Well Successfully Tested at a Rate of 7.0 MMcf/day

November 21, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce flow test results for the Akcakoca-3 natural gas well at the SASB gas field, offshore Turkey.

Three sands with a total of 34 metres of natural gas pay were identified for perforation in the Akcakoca-3 well. Upon the first perforation of the upper 7 metre sand occurring, the well immediately experienced a pressure buildup up to 7.0 MMcf/d (32/64” choke). Well head pressure measured 1,400 psi.

Based on initial gas flow and reservoir pressure data from perforation of the first sand, a decision was made to commence producing this zone and perforate the remaining two sands (totaling 27 metres) at a future date, after production from the initial perforated interval starts to decline.

The final production flow rate will ultimately be established at the process facility.

Arthur Halleran CEO of Trillion stated:

“We are very pleased that our multi-well drilling program is off to a very strong start. We are “Two for Two” so far with both South Akcakoca-2 and Akcakoca-3 wells now successfully producing gas. Each well additionally has 10s of metres of identified gas sands ready for perforation and production in the future to keep production levels up. This is a desirable situation for the Company to be in.”

About the Company

Trillion Energy is focused on natural gas production for Europe and Türkiye with natural gas assets in Türkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.